UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LANDAAS & COMPANY LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

411 E WISCONSIN AVE STE 2000
(No. and Street)

MILWAUKEE	WI	53202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KYLE TETTING	414-223-1099	ktetting@landaas.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BAKER TILLY US, LLP
(Name – if individual, state last, first, and middle name)

777 East Wisconsin Ave 32nd FL	MILWAUKEE	WI	53202
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, KYLE TETTING, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LANDAAS & COMPANY LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LAUREN E NEESE NOTARY PUBLIC STATE OF WISCONSIN

Signature: Kyle Tetting

Title: PRESIDENT AND CHIEF RESEARCH OFFICER

Lauren E Neese
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Report of Independent Registered Public Accounting Firm

To the Members of Landaas & Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Landaas & Company, LLC
(the "Company") as of December 31, 2023 the related statements of income, changes in members' equity,
and cash flows for the year then ended, and the related notes (collectively referred to as the financial
statements). In our opinion, the financial statements present fairly, in all material respects, the financial
position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the
year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on the Company's financial statements based on our audit. We are a public accounting
firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are
required to be independent with respect to the Company in accordance with the U.S. federal securities laws
and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we
plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of
material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the
risks of material misstatement of the financial statements, whether due to error or fraud, and performing
procedures that respond to those risks. Such procedures included examining, on a test basis, evidence
regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the
accounting principles used and significant estimates made by management, as well as evaluating the overall
presentation of the financial statements. We believe that our audit provides a reasonable basis for our
opinion.

Supplemental Information

The schedule I – computation of net capital under rule 15c3-1 of the securities exchange act of 1934 and
schedule II – computation for determination of the reserve requirements and information relating to the
possession or control requirements under rule 15c3-3 of the securities exchange act of 1934 (collectively, the
supplemental information), has been subjected to audit procedures performed in conjunction with the audit of
Company's financial statements. The supplemental information is the responsibility of the Company's
management. Our audit procedures included determining whether the supplemental information reconciles to
the financial statements or the underlying accounting and other records, as applicable, and performing
procedures to test the completeness and accuracy of the information presented in the supplemental
information. In forming our opinion on the supplemental information, we evaluated whether the supplemental
information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our
opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial
statements as a whole.

We have served as the Company's auditor since 2006.

Baker Tilly US, LLP

Milwaukee, Wisconsin
February 29, 2024

LANDAAS & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2023

ASSETS

ASSETS

Cash and cash equivalents	$	880,005
Deposit with clearing broker/dealer		100,000
Equity securities, at fair value		60,856
Accounts receivable - broker/dealer		330,825
Accounts receivable - related party		34,342
Commissions receivable		562,491
Prepaid expenses		119,629
Property, furniture and equipment, net		314,719
Right-of-use asset		1,018,941
TOTAL ASSETS	$	3,421,808

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	46,594
Accrued compensation and benefits		664,503
Lease liability		1,372,792
TOTAL LIABILITIES		2,083,889
MEMBERS' EQUITY		1,337,919
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,421,808

See accompanying notes to financial statements.

NOTE 1 - Organization and Nature of Operations

Landaas & Company (the "Company") was incorporated under the laws of the State of Wisconsin on July 20, 1989. The Company was converted to a limited liability company (LLC) on March 15, 2019, primarily managed by RWL Holdings, Inc, an S-Corp, and operates its business from its office in Milwaukee. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company's business activities include securities brokerage, investment advisory, and asset management services.

The Company has two classes of membership interest, .01 Class A membership units and .99 Class B membership units. Class A membership rights and privileges include voting rights. Class B membership right and privileges include non-voting rights. All membership units have the right to the pro-rata share of the Company's earnings and losses.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "1934 Act") and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as customarily kept by a clearing broker/dealer.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis. Investment advisory fees are generally computed as a percentage of assets under management and recognized as earned. Fees for providing investment advisory services are computed and billed in accordance with the provisions of the applicable investment management agreements. See Note 3 – Revenue from Contracts with Customers.

Commissions Receivable

Commissions receivable consists of commissions, mutual fund service, and insurance revenue that has been recognized but not yet received. The Company has evaluated the presentation requirements related to ASC 326-20, *Financial Instruments – Credit Losses* which requires the Company to estimate expected credit losses over the life of its financial assets. Management considers receivables to be fully collectible; due to the collection of related receivables occurring in a short period of time. The Company has determined that an allowance for credit losses is not required.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains cash balances at an FDIC insured commercial bank that may, at times, exceed federally insured limits.

Equity Securities

Equity securities transactions are recorded on the trade date and are reported at fair value as determined by market quotes with any unrealized gains or losses being recognized as unrealized gains on equity securities in the Statement of Income. Reinvested cash dividends are presented as purchases of equity securities on the Statement of Cash Flows.

Property, Furniture and Equipment, net

Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated by straight-line and accelerated methods over the estimated useful life of the asset, which generally ranges from three to ten years. The useful life of leasehold improvement assets is determined using the length of the lease term as this is shorter than the asset life.

Income Taxes

The members of the Company have elected to treat the Company as a partnership under provisions of the Internal Revenue Code. Under such provisions, the Company is generally not subject to federal or state income taxes. The tax basis income or loss of the Company is reported on the personal income tax returns of its members.

As of December 31, 2023, the Company had no uncertain tax positions. The Company recognizes any interest and penalties as other expense in the Statement of Income. The Company files U.S. Federal and Wisconsin income tax returns. The Company's U.S. Federal income tax returns for the years ended December 31, 2019 and prior and Wisconsin income tax returns for the years ended December 31, 2018 and prior, are no longer subject to examination by tax authorities.

Accounts Receivable – Broker Dealer

The Company clears all its customers' transactions through another broker dealer on a fully disclosed basis. Based on the terms and conditions of the Company's agreement with its clearing broker dealer, the amount receivable from the clearing broker dealer represents cash on hand with the clearing broker dealer.

Accounts Receivable – Related Party

Accounts Receivable – Related Party consists of expenses paid by the firm that are due from related parties of the firm and collected in January of the following year.

Members' Equity

On January 1, 2023, the majority member of the Company, RWL Holdings, purchased a total of 8% of ownership units from a total of two minority members. Subsequently, RWL Holdings distributed 8% of ownership units to current minority members and employees on April 1, 2023. No cash was involved between these members and the Company in 2023, and does not materially impact the decision making powers of current members in the operations of the Company.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Subsequent Events

The Company has evaluated the impact of all subsequent events through February 29, 2024, the date the Company's financial statements were available to be issued and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

NOTE 3 – Revenue from Contracts with Customers

The Company is a registered investment advisor and introducing broker/dealer providing asset management and brokerage services primarily to retail customers.

Performance Obligations
Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Investment advisory fees

The performance obligation is providing advisory services to clients. Advisory fees are generally computed as a percentage of assets under management and are recognized as revenue over time. Fees for providing investment advisory services are computed and billed in accordance with the provision of the applicable investment management agreements, which is typically quarterly at the beginning of the quarter based on the previous quarter-end market value of assets under management.

Commission revenue

The Company earns commissions from mutual fund companies when the Company's clients purchase securities. The Company may also earn commissions when clients sell securities. The commission earned varies on the type of security, the amount of the purchase, and the client's existing balance at that fund company. Commissions from securities transactions are recognized on a trade-date basis.

Mutual fund service fees

Mutual fund service fees are earned from fund companies to compensate the Company for its marketing and distribution efforts. Mutual fund service fees are asset-based fees that are determined by the amount of client assets invested in the fund. Revenue is recognized over time as the performance obligation to provide stockholder services is satisfied.

Insurance commissions

Insurance commissions are derived from the sale of insurance products to clients. The insurance company pays an asset-based commission. Revenue is recognized on the renewal date if the policy is in force. No revenue is earned on policies not in force at the renewal date.

NOTE 3 – Revenue from Contracts with Customers (cont.)

Disaggregated Revenue

Investment advisory fees	$ 9,948,002
Comission revenue	451,423
Mutual fund service fees	4,240,317
Insurance comissions	608,354
Unrealized losses on trading securities	(3,190)
Interest and dividend income	10,158
	$ 15,255,064

Contract Balances

The following table presents the balances of receivables related to contracts with customers, recorded in Commissions Receivable on the Statement of Financial Condition:

Investment advisory fees	$ 10,000
Commission revenue	11,959
Mutual fund service fees	387,254
Insurance comissions	153,278
	$ 562,491

NOTE 4 - Fair Value of Financial Instruments

The Company applies guidance related to fair value measurements which establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and establishes a framework for measuring fair value.

The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs. The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as listed equities.

Level 2 - Fair value is based upon quoted prices for similar, but not identical, assets and liabilities in active markets, and other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.   This also includes quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data.

NOTE 4 - Fair Value of Financial Instruments (cont.)

Level 3 - Fair value is based upon financial models using primarily unobservable inputs. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

	December 31, 2023			
	Total	**Level 1**	**Level 2**	**Level 3**
Equity Securities	$ 60,856	$ 60,856	$ -	$ -

The Company holds an investment in the capital stock of NASDAQ, Inc. which is classified as a equity security. The stock of NASDAQ, Inc. is publicly traded on the New York Stock Exchange and is considered a Level 1 measurement.

For the year ended December 31, 2023, the Company has recognized $3,192 of unrealized losses on the above listed equity securities.

NOTE 5 - Deposit with Clearing Broker/Dealer

The Company is dependent on its clearing broker/dealer, Pershing LLC ("Pershing"), a wholly owned subsidiary of the Bank of New York Mellon, for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3.

Pershing requires that the Company maintain a minimum deposit of $100,000.

NOTE 6 - Furniture and Equipment

Furniture and equipment consist of the following at December 31, 2023:

Furniture and fixtures	$ 519,238
Office equipment	351,539
Tenant improvements	421,614
Total	1,292,391
Less: Accumulated depreciation	(977,671)
Net	$ 314,720

Depreciation expense amounted to $56,233 in 2023.

NOTE 7 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the 1934 Act. As a member firm of FINRA, the Company is subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. FINRA may also prohibit a member firm from withdrawing equity capital or paying cash distributions if the resulting net capital ratio would exceed 10 to 1 or be less than 120% of the minimum capital required.

As of December 31, 2023, the Company had net capital of $769,963, which was $710,089 in excess of its required net capital of $59,874. The Company's ratio of aggregate indebtedness to net capital was 1.17 to 1 as of December 31, 2023.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and complied with these requirements as of December 31, 2023.

NOTE 8 - Off-Balance-Sheet Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers of the Company and is responsible for the execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers or the clearing broker/dealer may be unable to fulfill their contractual commitments wherein the Company may incur losses to satisfy the obligations to its customers or the clearing broker/dealer. The Company seeks to minimize this risk through procedures designed to monitor (i) the creditworthiness of its customers and the clearing broker/dealer and (ii) that customer transactions are executed properly by the clearing broker/dealer. The Company incurred no losses in 2023 due to the inability of either customers or the clearing broker/dealer to fulfill contractual commitments.

NOTE 9 - Commitments and Contingencies

Lease Commitments
In accordance with ASC 842, Leases, the Company's leases with terms longer than twelve months are recorded on the statement of financial condition. The Company leases office space and copiers which are all classified as operating leases. The lease for office space provides for increases in future minimum rental payments. The lease also includes real estate taxes and maintenance charges, which are excluded from the minimum lease payments.

Future minimum lease payments as of December 31, 2023 are as follows:

2024	$	276,991
2025		276,669
2026		282,867
2027		289,871
2028		296,600
Thereafter		98,920
Total future minimum lease payments		1,521,918
Less: amounts representing interest		149,126
Present value of future payments	$	1,372,792

NOTE 9 - Commitments and Contingencies (cont).

Other information related to leases was as follows:

Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flows from operating leases:	$ 270,487
Weighted average remaining lease term (years):	7.19

Because we generally do not have access to the rate implicit in the lease, we utilize our incremental borrowing rate as the discount rate. The weighted average discount rate associated with our operating leases is 3.9% for 2023, which is determined using the prime rate at the inception date of the lease plus a premium.

Contingent Liabilities

In the normal course of business, the Company has entered into agreements that include indemnification provisions. The Company has also agreed to indemnify its directors, officers, employees, and agents in certain situations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against us that have not yet occurred. However, the Company believes the risk of loss related to these agreements is remote.

NOTE 10 - Employee Benefit Plan

The Company has a defined contribution 401(k) savings plan (the "Plan") covering substantially all employees, under which it provides a discretionary matching contribution on employees' contributions subject to certain limitations. The Company's contributions to the Plan were $201,249.16 in 2023.

LANDAAS & COMPANY, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2023

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Landaas & Company is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3**

Landaas & Company is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

Report of Independent Registered Public Accounting Firm

To The Members of
Landaas & Company, LLC

We have reviewed management's statements, included in the accompanying Managements' Report on Exemption from Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Landaas & Company, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which Landaas & Company, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the exemption provisions) and (2) Landaas & Company, LLC stated that Landaas & Company, LLC met the identified exemption provisions throughout the year ended December 31, 2023 without exception. Landaas & Company, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Landaas & Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Milwaukee, Wisconsin
February 29, 2024

LANDAAS & COMPANY, LLC
INVESTMENTS

411 East Wisconsin Avenue, 20th Floor
Milwaukee, WI 53202
(414) 223-1099 • (800) 236-1096
Fax (414) 223-4685
www.landaas.com

Member FINRA and SIPC

February 2, 2024

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

MANAGEMENTS' REPORT ON
EXEMPTION FROM RULE 15c3-3 OF
THE SECURITIES EXCHANGE ACT OF 1934

To Whom It May Concern:

Landaas & Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "1934 Act") and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 of the 1934 Act, as are customarily made and kept by a clearing broker or dealer.

Landaas & Company met the exemption provisions under SEA Rule 15c3-3 paragraph (k)(2)(ii) for the period January 1, 2023 through December 31, 2023 without exception.

Sincerely,



Kyle Tetting
President, Chief Research Officer